OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response14.5

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Rexahn Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

761640 10 1

(CUSIP Number)

Suk Hyung Kwon
Rexgene Biotech Co., Ltd.
1330-13 Wooyoung Venture Building 4F
Seocho-dong, Seocho-gu
Seoul, Korea
011-82-2-587-0019

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-----------------------------------------------
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 761640 10 1		Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Rexgene Biotech Co., Ltd.	Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea
NUMBER OF SHARES	7	SOLE VOTING POWER 5,648,813
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 5,648,813
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,648,813
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.03%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 761640 10 1		Page 3 of 8 Pages

Explanatory Note:

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D filed on May 23, 2005 with the Securities and Exchange Commission by Rexgene Biotech Co., Ltd., a Korean corporation (“Rexgene”).

This Amendment is filed with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Rexahn Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), to reflect information required by Rule 13d-2 under the Securities and Exchange Act of 1934, as amended, with respect to Rexgene’s beneficial ownership of the Common Stock.  The Issuer’s principal executive office is located at 9620 Medical Center Drive, Rockville, MD 20850.

Item 2.	Identity and Background.

Item 2 is hereby amended in its entirety as follows:

The person filing this statement (the “Reporting Person”), the executive officers and directors of the Reporting Person (the “Additional Persons”) and the information in respect of the Reporting Person and the Additional Persons are as follows:

(a)           The name of the Reporting Person is Rexgene Biotech Co., Ltd.  The names of the Additional Persons are set forth in Schedule A to this statement, which is incorporated herein by reference in its entirety.

(b)           The principal business address of Rexgene is 1330-13 Wooyoung Venture Building 4F, Seocho-dong, Seocho-gu, Seoul, Korea.

(c)           The principal business of Rexgene is the development, production and sale of homeopathic medicines and health products. The business or residential address and present principal occupation or employment (including the name and address of the corporation or organization in which such employment is conducted) of each Additional Person is set forth in Schedule A to this statement, which is incorporated herein by reference in its entirety.

(d)           During the last five years, neither Rexgene nor, to the knowledge of Rexgene, any of the Additional Persons, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, neither Rexgene nor, to the knowledge of Rexgene, any of the Additional Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Rexgene or any of the Additional Persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D

CUSIP No. 761640 10 1		Page 4 of 8 Pages

(f)           Rexgene is a corporation organized under the laws of the Republic of Korea.  All of the Additional Persons are citizens of the Republic of Korea.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented as follows:

The total amount of funds required by Rexgene to acquire the securities reported herein is $1,000,000.40.  If Rexgene in fact purchases such securities, it expects to fund such purchase out of its working capital on hand.

Item 4.	Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On November 20, 2007, Rexgene and the Issuer entered into a Securities Purchase Agreement (the “Rexgene Securities Purchase Agreement”).  Pursuant to the Rexgene Securities Purchase Agreement, Rexgene agreed to purchase, upon and subject to the terms and conditions stated therein, (i) 714,286 shares of Common Stock and (ii) a warrant (the “Warrant”) to acquire up to 142,857 shares of Common Stock at an exercise price of $1.80 per share, for aggregate cash consideration of $1,000,000.40.  The obligation of Rexgene to purchase the Issuer’s securities under the Rexgene Securities Purchase Agreement is subject to customary terms and conditions, and to the prior or contemporaneous closing of the sale of $3,000,001.20 of the Issuer’s securities to KT&G Corporation (“KT&G”), a Korean corporation, pursuant to the Securities Purchase Agreement, dated as of November 19, 2007, by and between the Issuer and KT&G (the “KT&G Securities Purchase Agreement”).

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby supplemented as follows:

(a)           As a result of the execution of the Rexgene Securities Purchase Agreement, Rexgene acquired beneficial ownership of (a) 714,286 additional shares of Common Stock subject to purchase by it pursuant to the Rexgene Securities Purchase Agreement, and (b) 142,857 additional shares of Common Stock subject to purchase by it upon exercise of the Warrant subject to purchase by it pursuant to the Rexgene Securities Purchase Agreement. Consequently, as a result of the execution of the Rexgene Securities Purchase Agreement, Rexgene’s beneficial ownership increased from 4,791,670 shares of Common Stock to 5,648,813 shares of Common Stock.  Such shares constitute beneficial ownership by Rexgene of 11.3% of the outstanding Common Stock, based on information relating to the number of outstanding shares of Common Stock outstanding on November 23, 2007 as set forth in the Information Statement on Schedule 14C filed by the issuer on November 21, 2007.

SCHEDULE 13D

CUSIP No. 761640 10 1		Page 5 of 8 Pages

Item 6.	Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.

Item 6 is hereby supplemented as follows:

Rexgene Securities Purchase Agreement

As noted in Item 4 above, on November 20, 2007, Rexgene and the Issuer entered into the Rexgene Securities Purchase Agreement, pursuant to which Rexgene agreed to purchase, upon and subject to the terms and conditions stated therein, (i) 714,286 shares of Common Stock and (ii) the Warrant to acquire up to 142,857 shares of Common Stock at an exercise price of $1.80 per share, for aggregate cash consideration of $1,000,000.40.  The obligation of Rexgene to purchase the Issuer’s securities under the Rexgene Securities Purchase Agreement is subject to customary terms and conditions, and to the prior or contemporaneous closing of the sale of $3,000,001.20 of the Issuer’s securities to KT&G pursuant to the KT&G Securities Purchase Agreement.

The Rexgene Securities Purchase Agreement contains customary representations, warranties and covenants.  The Rexgene Securities Purchase Agreement accords Rexgene “full ratchet” anti-dilution protection for a period of two years following the closing of its purchase of the Common Stock.  This means that if the Issuer issues a share of Common Stock at a purchase price of less than $1.40 per share during the relevant period, the Issuer will be obligated to issue an additional number of shares of Common Stock to Rexgene such that its effective purchase price per share equals the lowest such price at which the Issuer issues any share of Common Stock.  In addition, the Rexgene Securities Purchase Agreement obligates the Issuer to take commercially reasonable efforts to list the Common Stock on the American Stock Exchange within the next three years.

Warrant

The Warrant will be exercisable for a term of three years following its issuance to Rexgene.  The Warrant includes customary terms providing for adjustment of the exercise price and the number of shares subject to receipt upon exercise that are applicable in the event of stock splits, stock dividends, pro rata distributions, fundamental transactions and the like.  The Warrant also is subject to “full ratchet” anti-dilution protection.  This means that if the Issuer issues a share of Common Stock at a purchase price of less than $1.80, the exercise price of the Warrant will be reduced to the lowest such price at which any share of Common Stock is issued.  Certain securities issuances by the Issuer will not trigger this anti-dilution protection.

SCHEDULE 13D

CUSIP No. 761640 10 1		Page 6 of 8 Pages

Registration Rights Agreement

Upon closing of the securities issuances to Rexgene pursuant to the Rexgene Securities Purchase Agreement, the Issuer will enter into a Registration Rights Agreement with Rexgene pursuant to which the Issuer will agree to file a registration statement with the Securities and Exchange Commission covering the resale of the Common Stock to be issued pursuant to the Rexgene Securities Purchase Agreement and upon exercise of the Warrant to be issued pursuant to the Rexgene Securities Purchase Agreement.  The Issuer will be obligated to file such resale registration statement with the Securities and Exchange Commission no later than 60 days after the Common Stock is listed for trading on the American Stock Exchange.  If the Issuer fails to file the resale registration statement by such date, or if the Issuer fails to take certain other actions required under the Rexgene Securities Purchase Agreement, the Issuer will be obligated to pay to Rexgene each month, as liquidated damages, an amount equal to 2% of the amount of its investment pursuant to the Rexgene Securities Purchase Agreement.  If the Issuer fails to pay the liquidated damages when and as due, the Issuer will be obligated to pay interest thereon at a rate of 18% per annum.

The above description is not a complete statement of the parties’ rights and obligations under the Rexgene Securities Purchase Agreement, the Warrant and the Registration Rights Agreement and is qualified in its entirety by reference to such documents, copies of which are attached hereto as Exhibits.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1.
Securities Purchase Agreement, dated as of November 19, 2007, by and between Rexahn Pharmaceuticals, Inc. and Rexgene Biotech Co., Ltd., included as Exhibit 10.4 to Issuer’s Form 8-K filed November 21, 2007, is incorporated herein by reference.

Exhibit 2.	Form of Warrant for issuance to Rexgene Biotech Co., Ltd., included as Exhibit 10.5 to Issuer’s Form 8-K filed November 21, 2007, is incorporated herein by reference.

Exhibit 3.
Form of Registration Rights Agreement for execution between Rexahn Pharmaceuticals, Inc. and Rexgene Biotech Co., Ltd., included as Exhibit 10.6 to Issuer’s Form 8-K filed November 21, 2007, is incorporated herein by reference.

SCHEDULE 13D

CUSIP No. 761640 10 1		Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2007

/s/ S.H. Kwon
Name: Suk Hyung Kwon
Title: CEO

SCHEDULE 13D

CUSIP No. 761640 10 1		Page 8 of 8 Pages

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF REXGENE BIOTECH CO., LTD.

The following table sets forth the name, business address and present principal occupation or employment of each executive officer and director of KT&G.  Except as otherwise indicated below, the business address of each person set forth on this Schedule A is: c/o Rexgene Biotech Co., Ltd., 1330-13 Wooyoung Venture Bulding 4F, Seocho-dong, Seocho-gu, Seoul, Korea.

NAME	PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT

Suk Hyung Kwon	President of Rexgene

Jong Jin Park	Vice President of Rexgene

Chung Rae Lee	R&D Director of Rexgene

Chung Hwa Hong	Professor
(Outside Director)	Inje University
607 Obang-Dong, Gimhae,
621-749, Korea